Exhibit 99.1

Hollysys to be Acquired by Ascendent Capital Partners for US$26.50 in Cash Per Share

- Hollysys Board has unanimously approved Ascendent’s all cash offer at 42% premium to the unaffected price as of 23 August 2023

- Agreement marks culmination of formal sale process conducted by Special Committee of independent directors

BEIJING, Dec. 11, 2023 /PRNewswire/ — Hollysys Automation Technologies Ltd. (NASDAQ: HOLI) (“Hollysys” or the “Company”) today announced that it has reached an agreement to be acquired by Ascendent Capital Partners (“Ascendent”), an international private investment firm headquartered in Hong Kong. The acquisition, which concludes a months-long sale process, will be completed through an all-cash transaction valued at approximately US$1.66bn.

According to the terms of the agreement, Ascendent will acquire all outstanding shares of Hollysys that it does not currently own for US$26.50 per share in cash. This price represents a premium of 42% to the unaffected price of US$18.66 as of August 23, 2023. The Board of Directors of Hollysys (the “Board”), upon the unanimous recommendation of the Special Committee of independent directors, has given its unanimous approval for the transaction.

Today’s agreement enables Hollysys’ shareholders to realize substantial cash value at a significant premium to the Company’s recent trading price. Additionally, the ability of Ascendent to secure reputable funding sources and execute the transaction expeditiously further enhances the attractiveness of the deal.

This agreement marks the successful culmination of a formal sale process that was part of a review of various strategic options to maximize value for shareholders, including continued execution of the current strategic plan. A sale was determined to provide maximum value discovery to realize the highest value for shareholders.

The Board formed the Special Committee of independent directors on October 2, 2023 to run the sale process with the assistance of external advisors. Throughout the process, the Special Committee engaged in extensive discussions with multiple credible offerors who expressed interest in acquiring the Company and a number of buyers participated in such sale process.

Certain transaction details

The deal will be subject to shareholder approval by the Company and certain closing conditions, including customary regulatory approval.

Advisors

Deutsche Bank AG, Davis Polk & Wardwell, Mourant Ozannes (Hong Kong) LLP, and Haiwen & Partners are serving as advisors to Hollysys. Ascendent is advised by Morrison & Foerster LLP, Appleby and Zhong Lun Law Firm.

About Hollysys Automation Technologies Ltd.

Hollysys is a leading automation control system solutions provider in China, with overseas operations in eight other countries and regions throughout Asia. Leveraging its proprietary technology and deep industry know-how, Hollysys empowers its customers with enhanced operational safety, reliability, efficiency, and intelligence which are critical to their businesses. Hollysys derives its revenues mainly from providing integrated solutions for industrial automation and rail transportation. In industrial automation, Hollysys delivers the full spectrum of automation hardware, software, and services spanning field devices, control systems, enterprise manufacturing management and cloud-based applications. In rail transportation, Hollysys provides advanced signaling control and SCADA (Supervisory Control and Data Acquisition) systems for high-speed rail and urban rail (including subways). Founded in 1993, with technical expertise and innovation, Hollysys has grown from a research team specializing in automation control in the power industry into a group providing integrated automation control system solutions for customers in diverse industry verticals. As of June 30, 2023, Hollysys had cumulatively carried out more than 45,000 projects for approximately 23,000 customers in various sectors including power, petrochemical, high-speed rail, and urban rail, in which Hollysys has established leading market positions.

About Ascendent Capital Partners

Ascendent Capital Partners, headquartered in Hong Kong, is a private equity investment management firm managing assets for global institutional investors, including sovereign wealth funds, endowments, pensions and foundations.

Ascendent has successfully led and executed a large number of innovative and ground-breaking private equity investments, generating strong risk-adjusted returns for investors and business growth for our portfolio companies. Ascendent has established a consistent track record in providing advice and solution capital to entrepreneurs, business owners and management teams, building long-lasting relationships through in-depth collaboration. For additional information about Ascendent, please visit Ascendent’s website at www.ascendentcp.com.

Safe Harbor Statements

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact included herein are “forward-looking statements,” including statements regarding the ability of the Company to achieve its commercial objectives; the business strategy, plans and objectives of the Company; growth in financial and operational performance of the Company; and any other statements of non-historical information. These forward-looking statements are often identified by the use of forward-looking terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “confident,” or similar expressions involve known and unknown risks and uncertainties. Such forward-looking statements, based upon the current beliefs and expectations of Hollysys’ management, are subject to risks and uncertainties, which could cause actual results to differ from the forward-looking statements. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

Contact Information

Company Contact:

Hollysys Automation Technologies Ltd.

www.hollysys.com

+8610-5898-1386

investors@hollysys.com

Media Contacts (Hong Kong and New York):

Brunswick Group

hollysys@brunswickgroup.com

Daniel Del Re (Hong Kong)

ddelre@brunswickgroup.com

+852 9255 5136

Libby Lloyd (New York)

llloyd@brunswickgroup.com

+1 347 283 3871